Exhibit 99.1

ZEEKR Announces August 2024 Delivery Update

HANGZHOU, China, September 01, 2024 -- ZEEKR Intelligent Technology Holding Limited ("ZEEKR" or the "Company") (NYSE: ZK), a fast-growing intelligent battery electric vehicle ("BEV") technology company, today announced its delivery results for August 2024.

ZEEKR delivered 18,015 vehicles in August 2024, marking a 46% year-over-year increase. Year-to-date, ZEEKR has delivered 121,540 vehicles in 2024, representing 81% growth compared to the same period last year. By the end of August 2024, ZEEKR’s cumulative deliveries had reached 318,173.

On August 30, ZEEKR officially launched its mid-to-large SUV, the ZEEKR 7X, revealing additional interior design details. The ZEEKR 7X boasts an exceptionally spacious and comfortable cabin, offering best-in-class front-row headroom and second-row legroom among midsize SUVs. Deliveries for the Chinese market are scheduled to commence by the end of September, with global deliveries expected to follow within the next year.

About ZEEKR

ZEEKR is a fast-growing intelligent BEV technology company. The Company aspires to lead the electrification, intelligentization, and innovation of the automobile industry through the development and sales of next-generation premium BEVs and technology-driven solutions. Incorporated in March 2021, ZEEKR has focused on innovative BEV architecture, hardware, software, and the application of new technologies. Our diverse product lineup spans a range of vehicle models, including shooting brakes, MPVs and upscale sedans, all meticulously designed to cater to our customers’ evolving needs.

With a mission to create the ultimate mobility experience through technology and solutions, ZEEKR’s efforts are backed by strong in-house R&D capabilities, a deep understanding of products, high operational flexibility, and a flat, efficient organizational structure. Together, these features enable fast product development, launch, and iteration, as well as the creation of a series of customer-oriented products and go-to-market strategies.

For more information, please visit https://ir.zeekrlife.com/.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "future," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

In China:

ZEEKR Intelligent Technology Holding Limited

Investor Relations

E-mail: ir@zeekrlife.com

Piacente Financial Communications

Tel: +86-10-6508-0677

E-mail: zeekr@thepiacentegroup.com

In the United States:

Piacente Financial Communications

Brandi Piacente

Tel: +1-212-481-2050

E-mail: zeekr@thepiacentegroup.com